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Byron B. Rooney

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 450 5658 fax byron.rooney@davispolk.com

October 1, 2018

Re:	DLP Payments Holdings Ltd.

Draft Registration Statement on Form F-1

Submitted September 21, 2018

CIK No. 0001745431

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Effie Simpson, Staff Accountant

Claire Erlanger, staff Accountant

Tonya Aldave, Attorney-Advisor

J. Nolan McWilliams, Attorney-Advisor

Ladies and Gentlemen:

On behalf of our client, DLP Payments Holdings Ltd. (the “Company”), we are writing to inform the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) that, in connection with the proposed initial public offering of the Company’s Class A common shares, the Company is publicly filing today the revised registration statement on Form F-1 (“Amendment No. 3”) in relation to Amendment No. 2 to the draft registration statement that the Company confidentially submitted on September 21, 2018 on Form F-1 (the “Draft Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission.

This letter sets forth the Company’s responses to the comments provided by the Staff in your letter dated September 27, 2018 (the “Comment Letter”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3, which reflects these responses and certain other revisions and updates.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 3. We are also sending, under separate cover, a marked copy of Amendment No. 3 showing changes to the Draft Registration Statement.

2	October 1, 2018

Amendment No. 2 to Draft Registration Statement on Form F-1

General

1.

We note your disclosure on page 16 that unless otherwise indicated, all information contained in this prospectus assumes the implementation of a share split of your common shares effective as of _______, 2018, applied retroactively to all of the figures herein setting forth the number of your common shares and per common share data. As it appears that this share split will take place prior to, or in connection with this offering, please clarify whether you intend to retrospectively restate your share and per share data for all periods presented in your historical financial statements to reflect the reverse share split. We refer you to paragraph 64 of IAS 33 and SAB Topic 4C..

Response:

The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that it will retrospectively restate share and per share data for all periods presented in its historical financial statements to reflect the share split.

2.

Please refer to the table on the inside front cover page. Please balance the undue prominence given to the non-GAAP measures and to the results for the six months ended June 30, 2018 by including here your losses for the six months ended June 30, 2017 and the fiscal year ended December 31, 2017. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the table on the inside front cover page of Amendment No. 3 accordingly.

3.

We note that on September 4, 2018, you acquired an additional interest in Equals, which resulted in the company having ownership and control at the 56% level, and that you intend to acquire the remaining 44% upon the consummation of the offering. If significant, please provide pro forma financial information to reflect the acquisition pursuant to the guidance in Article 11 of Regulation S-X.

Response:

The Company respectfully advises the Staff that it has evaluated whether the acquisition of the additional interest in Equals S.A. (“Equals”) met the significance test pursuant to Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X, and determined that such acquisition was not significant as none of the significance tests under Rule 1-02 (w) of Regulations S-X exceeded 1%.

3	October 1, 2018

Due to the results presented above, the Company has concluded that the acquisition of the additional interest in Equals acquisition is not significant.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 3.2 New and Amended Standards and Interpretations, page F-8

4.

We note your disclosure on page F-10 that you applied IFRS 9 prospectively on January 1, 2018. Please explain to us why you have not applied this guidance retrospectively as required by paragraph 7.2 of IFRS 9.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it has applied the guidance of IFRS 9, in relation to the items applicable to the Company, prospectively, following the guidance of 7.2.15 of IFRS 9, which provide guidance in relation to the restatement of prior periods as follows:

“7.2.15 Despite the requirement in paragraph 7.2.1, an entity that adopts the classification and measurement requirements of this Standard shall provide the disclosures set out in paragraphs 42L–42O of IFRS 7 but need not restate prior periods. The entity may restate prior periods if, and only if, it is possible without the use of hindsight. If an entity does not restate prior periods, the entity shall recognize any difference between the previous carrying amount and the carrying amount at the beginning of the annual reporting period that includes the date of initial application in the opening retained earnings (or other component of equity, as appropriate) of the annual reporting period that includes the date of initial application. However, if an entity restates prior periods, the restated financial statements must reflect all of the requirements in this Standard.”

Pursuant to paragraph 7.2.15 as set forth above, the Company is permitted but not required to restate prior periods and accordingly has not applied the guidance retrospectively.

The Company respectfully advises the Staff that the disclosures required by paragraph 7.2.15 (IFRS 7 42L–42O) can be found on pages F-11 and F-12 of Amendment No. 3.

Exhibits

5.

Please have counsel remove assumption 2 in Schedule 2 on page 4 of Exhibit 5.1. Counsel may not assume that registrant is not in bankruptcy. For guidance, refer to Section II.B.3.a of Staff Legal Bulletin No. 19, available on our website www.sec.gov.

Response:

The Company acknowledges the Staff’s comment and has revised the form of opinion included as Exhibit 5.1 of Amendment No. 3 accordingly to remove the above-referenced assumption.

4	October 1, 2018

* * *

Please do not hesitate to contact me at 212-450-4658 or byron.rooney@davispolk.com or Elliot M. de Carvalho at 55-11-4871-8405 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:	Thiago Piau, Chief Executive Officer, DLP Payments Holdings Ltd.

Lia Matos, Chief Strategy Officer, DLP Payments Holdings Ltd.

Colin J. Diamond, White & Case LLP

John R. Vetterli, White & Case LLP